Exhibit 99.55

No securities regulat01y authority has e>.pressed an opinion about these securities and it is an offence to claim othe,wise . This prospectus supplement, together with the accompanying short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus dated April 28, 2020, to which it relates, and each document incorporated by reference into this prospectus supplement and into the short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospech1s dated April 28, 2020 constitutes a public offering of these securities only in those jurisdictions where they may be lawfi.,lly offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U S. Securities Act''), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a US. Person (as such terms are defined in Regulation S under the US. Securities Act) except in transactions exempt from the registration requirements of the US. Securities Act and applicable state securities laws. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Information has been incorporated by referen ce into this prospectus supplement from document s filed with the securities commi ssion s or similar authoriti es in Canada. Copies of the documents inc01porated herein by reference may be obtained on request without charge from mCloud Technologies Corp. at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 telephone, (604) 669-9973, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT DATED APRIL 29, 2020,

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 28, 2020 FOR NUNAVUT AND TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 28, 2020

New Issue	April 29, 2020

mCloud Technologies Corp.

$13,331,500

3,666,162 Units Issuable Upon the Automatic Exercise of 3,332,875 Special Warrants

This prospectus supplement (the "Prospectus Supplement") of mCloud Technologies Corp. (the "Corporation" or "mCloud"), together with the short form base shelf prospectus dated April 28, 2020 for Nunavut and the amended and restated short form base shelf prospectus dated April 28, 2020, to which it relates (the "Shelf Prospectus"), qualifies the distribution of 3,666,162 units, which includes the Additional Units (as hereinafter defined) (the "Units") of the Corporation. The Units will be distributed by the Corporation without any additional payment upon exercise or automatic exercise of an aggregate of 3,332,875 outstanding special warrants of the Corporation (the "Special Warrants"). The Special Warrants were issued in multiple tranches on January 14, 2020, January 23, 2020 and January 27, 2020 to purchasers in certain provinces and territories of Canada on a private placement basis under applicable securities legislation(the "Offering"). The Special Warrants were distributed at a price of$4.00 per Special Warrant (the "Offering Price").

The Special Warrants are governed by the terms and conditions ofa special warrant indenture dated January 14, 2020, as amended on January 27, 2020, between AST Trust Company (Canada) (the "Special Warrant Agent") and the Corporation (the "Special Warrant Indenture"), and were issued (i) as to 2,875,000 Special Warrants, through a brokered private placement offering (the "Brokered Offering") in accordance with an agency agreement dated January 14, 2020 among Raymond James Ltd. (the "Lead Agent") and Paradigm Capital Inc. ("Paradigm", and together with the Lead Agent, the "Agents") and the Corporation (the "Agency Agreement"), and (ii) as to 457,875 Special Warrants, through a concurrent non-brokered private placement offering (the "Non Brokered Offering") to certain subscribers at the Offering Price. The Offering Price and the other terms of the Brokered Offering were determined by arm's length negotiationbetween the Corporation and the Lead Agent, on behalf of the Agents. The Non Brokered Offering was conducted on substantai lly similar terms as the Brokered Offering. See "Plan of Distribution".

Each Unit issuable upon exercise or automaticexercise of the Special Warrants is comprised of one common share of the Corporation (each, a "Unit Share") and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a "Unit Warrant"). Each Unit Warrant is exercisable to acquireone common share of the Corporation (each, a "Warrant

Share") at an exercise price of $5.40 per Warrant Share ("Exercise Price") until January 14, 2025 (the "Warrant Expiry Time"), subject to adjustment in certain events. The Unit Warrants are governed by the terms and conditions of a warrant indenture dated January 14, 2020, as amended on January 27, 2020 and March 5, 2020, between AST Trust Company (Canada) (the "Warrant Agent") and the Corporation (the "Warrant Indenture").

Price: $4.00 per Special Warrant

	Price to public	Agents’ Fee[1]	Proceeds to Corporation[2]
Per Special Warrant (Brokered Offering)	$4.00	$0.28	$3.72
Per Special Warrant (Non-Brokered Offering)	$4.00	$-	$4.00
Total	$13,331,500	$805,000	$12,526,500

Notes:

(I)	The Agents were paid a cash fee (the "Agents' Fee") equal to 7% of the gross proceeds of the Brokered Offering. No fees were paid to the Agents with respect to the Special Warrants sold pursuant to the Non-Brokered Offering. See "Plan of Distribution".
(2)	After deducting the Agents' Fee, but before deducting the expenses of the Offering and the qualification for distribution of the Units, estimated to be $350,000, which were paid from the proceeds of the Offering.

The outstanding common shares of the Corporation (each, a "Common Share") are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MCLD" and are also traded on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "MCLDF". The Unit Shares are listed on the TSXV and the Warrant Shares will, as and when issued , be listed on the TSXV. The Corporation has applied to list the Unit Warrants on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV. On January 13, 2020, the last trading day prior to the closing of the Brokered Offering, the closing price of the Common Shares on the TSXV was $5.37. On April 28, 2020, the last trading day completed prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $4.47.

The Units are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of securities. See "Notice to Reader - Forward-Looking Information" and "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus and in the AIF (as defined herein).

Subject to the terms and conditions of the Special Warrant Indenture, each of the Special Warrants entitles the holder thereof to acquire, upon exercise prior to, or upon automatic exercise on, the Automatic Exercise Date (as defined herein), one Unit, subject to adjustment in certain circumstances and the Penalty Provision (as hereinafter defined), without payment of any additional consideration.

The Special Warrant Indenture provides that the Special Warrants will be automatically exercised with no further action on the part of the holder thereof (and for no additional consideration), on the date (the "Automatic Exercise Date") that is the earlier of: (i) the third business day following the date on which a prospectus qualifying the distribution of the Units is filed with and deemed effective in each of the Qualifying Jurisdictions (as defined below) (the "Qualification Event"); and (ii) 5:00 p.m. (EST) on the date that is four months and one day following the date of issuance of the Special Warrants.

The Corporation agreed to use its commercially reasonable efforts to complete the Qualification Event before four months and one day following the date of issuance of the Special Warrants. The Corporation further agreed that in the event that the Qualification Event was not completed on or before 5:00 pm (EST) on March 14, 2020 (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof , at no additional cost, 1.1 Units per Special Warrant (instead of one (1) Unit) (the "Penalty Provision"). As the Qualification Event was not completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants (the additional 0.1 of a Unit to be issued upon the exercise or automatic exercise of each Special Warrant after the Qualification Deadline are collectively referred to as the "Additional Units"). This Prospectus Supplement qualifies the distribution of 3,666,162 Units (which includes the Additional Units) upon the exercise or automatic exercise of the Special Warrants. See "Description of Securities Being Distributed".

No additional Special Warrants are available for purchase pursuant to this Prospectus Supplement and no additional funds are to be received by the Corporation from the distribution of the Units upon exercise or automatic exercise of the Special Warrants.

The Special Warrants were purchased by subscribers pursuant to private placement exemptions from the prospectus requirements in Alberta, British Columbia, Newfoundland and Labrador, Ontario, Saskatchewan, Quebec, Nunavut, and Prince Edward Island (the "Qualifying Jurisdictions"), and in jurisdictions outside of Canada in compliance with laws applicable to each such subscriber. There is no market through which the Special Warrants may be sold. Pursuant to the terms of the Special Warrant Indenture , the Special Warrants will automatically be exercised on the Automatic Exercise Date.

The Special Warrants issued under the Non-Brokered Offering were distributed directly by the Corporation and without the involvement of any of the Agents. In accordance with the Agency Agreement, only the Corporation shall be liable to the holders of Special Warrants (and any assignees thereof) in connection with the Non-Brokered Offering and the exercise or automatic exercise of those Special Warrants into Units or in connection with this Prospectus Supplement.

Holders of Special Warrants (and any assignees thereof) who acquired their Special Warrants under the Non-Brokered Offering shall have no recourse to or against any of the Agents, and the Agents shall not have any liability, in connection with the Non-Brokered Offering and the exercise or automatic exercise of those Special Warrants into Units or in connection with this Prospectus Supplement as it relates to such Special Warrants and such Units.

Except for certain of the Special Warrants which have been issued in certificated form, the Special Warrants issued pursuant to the Offering have been registered as global securities in book-entry form in the name of CDS Clearing and Depository Services Inc. ("CDS") or its nominee, and have been deposited with CDS. Where CDS is the holder of Special Warrants, holders of the applicable Units will receive only a customer confirmation from the Agents or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Units is acquired. Otherwise, Unit Shares and Unit Warrants underlying the Units will be issued in certificated form unless the holder tenders his, her or its Unit Shares and Unit Warrants for deposit with CDS through a registered dealer who is a CDS participant.

Certain legal matters in connection with the Offering are being reviewed on behalf of the Corporation by Owens Wright LLP and on behalfofthe Agents by DLA Piper (Canada) LLP.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences in Canada. Investors should read the tax discussion in this Prospectus Supplement and the Shelf Prospectus and consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations".

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

The Corporation's head and registered offices are located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Corporation), Michael Allman (Director of the Corporation), Michael A. Sicuro (Secretary, Director and Promoter of the Corporation), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Corporation) and Elizabeth MacLean (Director of the Corporation) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

TABLE OF CONTENTS - PROSPECTUS SUPPLEMENT

NOTICE TO READERS	S-2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	S-4
DOCUMENTS INCORPORATED BY REFERENCE	S-4
MARKETING MATERIALS	S-5
PRINCIPAL SECURITYHOLDERS	S-6
THE CORPORATION	S-6
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	S-6
USE OF PROCEEDS	S-7
SHARE STRUCTURE	S-8
CONSOLIDATED CAPITALIZATION	S-8
PRIOR SALES	S-8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	S-10
TRADING PRICE AND VOLUME	S-12
PLAN OF DISTRIBUTION	S-12
ELIGIBILITY FOR INVESTMENT	S-14
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-15
RISK FACTORS	S-18
INTERESTS OF EXPERTS	S-21
AUDITORS, TRANSFER AGENT AND REGISTRAR	S-21
LEGAL MATTERS	S-21
PROMOTERS	S-21
STATUTORY RIGHT OF RESCISSION	S-22
CERTIFICATE OF THE CORPORATION	SC-1
CERTIFICATE OF THE AGENTS	SC-2

NOTICE TO READERS

About this Short Form Base Shelf Prospectus Supplement

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and documents incorporated by reference therein. The second part is the accompanying Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of this Offering. You should read this Prospectus Supplement along with the accompanying Shelf Prospectus. If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. The Corporation has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities offered pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or of any sale of our securities pursuant thereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and does not make any representation as to the accuracy of such information.

In the Shelf Prospectus and this Prospectus Supplement, unless the context otherwise requires, references to "we", "us", "our" or similar tenns, as well as references to "mCloud" or the "Corporation", refer to mCloud Technologies Corp. together with its subsidiaries.

Forward-Looking Information

This Prospectus Supplement contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation's control. Generally, such forward looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates" , "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue" , "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the expansion of the Corporation's business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;

•	the Corporation's anticipated completion of any announced proposed acquisitions;

•	the performance of the Corporation's business and operations;

•	the intention to grow the business and operations of the Corporation;

•	expectations with respect to the advancement of the Corporation's products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation's existing customer base;

•	the acceptance by customers and the marketplace of the Corporation's products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation's products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation's business and the markets and jurisdictions in which the Corporation operates;

•	the Corporation's proposed use of the net proceeds of the Offering;

•	the ability to obtain capital;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Corporation is speculative and subject to a number ofrisks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 27 to 40 of the Corporation's annual information form dated October 31, 2019. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Corporation has made certain assumptions, including , but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation's existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

•	the Corporation will continue to be in compliance with regulatory requirements;

•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;

•	key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and

•	general economic conditions and global events including the impact ofCOVID-19.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward looking information and statements are reasonable , undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled "Risk Factors" in the Shelf Prospectus or this Prospectus Supplement.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in the Prospectus Supplement are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated , by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation's profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus Supplement:

(a)	the annual information form of the Corporation for the financial year ended December 31, 2018 dated October 31, 2019 (the "AIF");

(b)	the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2018, together with the notes thereto and the report of independent auditors thereon (the "Annual Financial Statements");

(c)	the management's discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the amended and restated unaudited interim financial statements of the Corporation as at and for the nine month period ended September 30, 2019, together with the notes thereto (the "Interim Financial Statements");

(e)	the amended and restated management's discussion and analysis of the Corporation relating to the Interim Financial Statements;

(f)	the material change report dated April 28, 2020 regarding the filing of the final base shelf prospectus of the Corporation dated April 17, 2020;

(g)	the material change report dated February 6, 2020 regarding the closing of the acquisition of Construction System Associates, Inc. by the Corporation;

(h)	the material change report dated February 6, 2020 regarding the closing of the final tranche of Non-Brokered Offering;

(i)	the material change report dated January 24, 2020 regarding the closing of the Brokered Offering;

(j)	the material change report dated August 9, 2019 regarding the announcement that the Corporation had entered into a credit facility with Integrated Private Debt Fund VI LP;

(k)	the material change report dated July 12, 2019 regarding the closing of the final two tranches of the non-brokered private placement of convertible debentures of the Corporation (the "Debenture Financing");

(l)	the material change report dated July 12, 2019 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro Acquisition");

(m)	the material change report dated June 24, 2019 regarding the closing of the first tranche of the Debenture Financing;

(n)	the material change report dated May 24, 2019 updating the status of the delay in filing the Annual Financial Statements and management's discussion and analysis relating to the Annual Financial Statements of the Corporation ("Annual Filings");

(o)	the material change report dated May 9, 2019 outlining the delay in filing the Annual Filings and disclosing the management cease trade order issued by British Columbia Securities commission in regard to the Annual Filings;

(p)	the refiled business acquisition report dated April 28, 2020 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro BAR"); and

(q)	the management information circular of the Corporation dated May 14, 2019 distributed in connection with the annual and special meeting of shareholders of the Corporation held on June 12, 2019 (the "2019 Circular"), other than any statement contained in the 2019 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2019 Circular modifies or supersedes such a statement contained in the 2019 Circular.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into the Shelf Prospectus and this Prospectus Supplement, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of the Shelf Prospectus, are deemed to be incorporated by reference in the Shelf Prospectus and this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in the Shelf Prospectus or this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

Any statement contained in the Shelf Prospectus or this Prospectus Supplement , or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Shelf Prospectus to the extent that a statement contained herein, in this or any future Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of the Shelf Prospectus or this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

MARKETING MATERIALS

Any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101")) are not part of this Prospectus Supplement and the accompanying Shelf Prospectus to the extent that the contents of any marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any "template version" of "marketing materials" (each as defined in NI 41-101) filed with the securities commission or similar authority in each of the provinces and territories of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Units under this Prospectus Supplement (including any amendments to, or an amended version of, any marketing materials) is deemed to be incorporated by reference herein.

PRINCIPAL SECURITYHOLDERS

To the knowledge of management, after due inquiry, subsequent to the Offering, no Person will be the direct or indirect beneficial owner of, or exercise control or direction over, more than 10% of the Common Shares. See "Promoters".

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of "Universal Ventures Subco Inc." and "mCloud Corp.". The amalgamated entity, "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Corporation (the "Transaction").

On October 13, 2017, the Corporation changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 -Initial Listing Requirements) under the new symbol "MCLD". The Corporation has previously traded on the TSXV under the symbol "UN". On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol "MCLDF". The Corporation subsequently changed its name to "mCloud Technologies Corp." on October 23, 2019.

SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS

Summary Description of Business

The Corporation provides asset management solutions that take advantage of commercial internet of things ("IoT") sensors, the cloud, and artificial intelligence ("AI") in an effort to make energy assets, including heating, ventilation, and air conditioning units, wind turbines, and gas compressors more efficient.

Through the use of AI, the Corporation is endeavouring to solve some of the world's most challenging energy problems, including:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;

•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and

•	optimizing uptime and managing the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

The Corporation delivers end-to-end asset management solutions through its AssetCare platform. The Corporation offers AssetCare as a Software-as-a-Service ("SaaS") commercial offering. AssetCare collects real-time and historical data through the use of IoT sensors and direct connection to industrial control systems, bringing various sources of asset performance data in the cloud where AI is applied in an effort to optimize asset health and performance.

The delivery of AssetCare provides customers access to cloud-based analytics and management dashboards designed to enable continuous access to actionable insights that drive better asset management decisions. Field maintainers and operators have access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations and mixed reality.

The underlying technologies that make up AssetCare are derived from the various acquisitions the Corporation has completed since 2017. Each acquisition has been completed to provide a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform are intended to extend the solution suite to the creation of ever-increasing customer value.

The Corporation operates a single unified AssetCare offering, which serves three principal markets:

1)	Smart Facilities, which includes quick service restaurants, small-box retailers, financial service institutions, shopping centres and similar commercial spaces. In this business, AssetCare is applied to improve the energy efficiency of these buildings, primarily through the application of AI and analytics to drive efficient use of HVAC and lighting.

2)	Smart Energy, which includes wind farms and power/utility sites operating distribution transformers. In this business, AssetCare applies AI and analytics to improve the production yield and availability of wind turbines and to extend the lifespan of mid-life transformers used throughout domestic power grid infrastructure.

3)	Smart Process Industries, which includes process assets such as gas compressors, valves, wells and control systems used in oil and gas, petrochemical and pipeline facilities. In this business, AssetCare optimizes hydrocarbon production and provides facility managers with access to crucial intelligence needed for safe operation of these sites, including alarm management, loop tuning and management of change capabilities.

In all three markets, the Corporation uses a commercial SaaS business model to distribute AssetCare. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are amortized across the lifetime of the initial subscription period.

USE OF PROCEEDS

The gross proceeds payable to the Corporation from the sale of the Special Warrants pursuantto the Offering were $13,331,500. The estimated net proceeds received by the Corporation from the Offering (after deducting the Agents' Fee of$805,000 and the expenses of the Offering and the qualification for distribution of the Units of approximately $350,000) will be approximately $12,176, 500. The Corporation will not receive any additional proceeds from the Offering upon the exercise or automatic exercise of the Special Warrants.

To date, the Corporation has used the net proceeds of the Offering as follows:

Use of Proceeds	Amount Allocated to Use
Construction Systems Associates Inc. transaction including related expenses	$733,182

Legal and Advisory relating to proposed NASDAQ listing	$980,000

BuildingIQ Inc. working capital and related expenses	$500,000

Autopro Automation Consultants Ltd. post-acquisition integration costs	$1,175,000

Working Capital	$4,255,352

Total	$7,643,534

Of the remaining net proceeds of the Offering, no more than 10% of such amount will be utilized to acquire assets, for research and development or will be paid to insiders of the Corporation. The Corporation has ongoing long term debt obligations in which $1,175,000 is payable by the Corporation as blended principal and interest per quarter. The remaining net proceeds of the Offering will be utilized to satisfy such long term debt obligations and for general corporate purposes.

Pending the use of the remaining net proceeds of the Offering as set forth herein, the Corporation may invest all or portion of the remaining proceeds in short-term, high quality, interest bearing corporate, government-issued or government-guaranteed securities.

While the Corporation currently intends to use the net proceeds of the Offering for the purposes set out herein, it has discretion in the actual application of the net proceeds, and may elect to use the net proceeds differently than as described herein, if the Corporation believes it is in its best interests to do so. The amounts and timing of the actual expenditures will depend on numerous factors, including any unforeseen cash needs. See "Risk Factors" in this Prospectus Supplement.

The Corporation had negative operating cash flow for its most recent interim financial period and financial year. To the extent the Corporation has negative cash flows in future periods, the Corporation may use a portion of its general working capital to fund such negative cash flow. See "Risk Factors" in this Prospectus Supplement.

SHARE STRUCTURE

As of the date of this Prospectus Supplement, the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 16,565,174 Common Shares are issued and outstanding.

CONSOLIDATED CAPITALIZATION

Other than as set forth in the Shelf Prospectus or this Prospectus Supplement, there has been no material change in the share and loan capital of the Corporation on a consolidated basis since September 30, 2019, the date of the Corporation's most recently filed interim financial statements. The following table sets forth the Corporation's capitalization as at September 30, 2019 (i) before giving effect to the Offering and (ii) after giving effect to the Offering, assuming no exercise of Unit Warrants. The Corporation completed a consolidation of its outstanding Common Shares on a 10:1 basis on December 13, 2019 (the "Consolidation"). All numbers below are presented after giving effect to the Consolidation.

Share Capital	As at September 30, 2019 before giving effect to the Offering	After giving effect to the Offering assuming automatic exercise of Special Warrants
Common Shares	15,681,770	19,347,932
Warrants to purchase Common Shares(!)	2,510,319	4,343,400
Options Issued Pursuant to the Equity Incentive Plan(2)	897,933	897,933
Restricted Share Units Issued Pursuant to the Equity Incentive Plan	318,702	318,702
Convertible Debentures ($I00 per Convertible Debenture)(3)	2,350,750	2,350,750

Notes:

(1)	Each warrant is exercisable for one Common Share.
(2)	Each option is exercisable for one Common Share.
(3)	The principal amount of convertible debentures of $23,507,500 is convertible into units of the Corporation at a conversion price of $5.00 per unit. Each unit will consist of one Common Share and one Common Share purchase warrant.

PRIOR SALES

Other than as set forth in the following table, or as otherwise disclosed in the accompanying Shelf Prospectus, the Corporation has not sold or issued any Common Shares or securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement. All numbers below are presented after giving effect to the Consolidation.

Common Shares	Number of Securities	Issue Price Per Security
June 20, 2019 ...................	1,666	N /A(l)
July 1, 2019 .....................	7,466	N / A(l)
July 9, 2019......................	6,000,000	$3.70
July 26, 2019 ...................	150,000	$3.95
August 16, 2019 ..............	1,166	N/A(l)
September 5, 2019 ...........	15,000	$4. 30
September 10, 2019 .........	79	$3.50
September 12, 2019 .........	1,952	$3.50

	Number of Securities	Issue Price Per Security
September 13, 2019 .........	17,028	$3.50
September 16, 2019 .........	1,862	$3.50
September 17, 2019 .........	13,910	$3.50
September 18, 2019 .........	32,900	$4.50
September 20, 2019 .........	116,735	$4.50
September 20, 2019 .........	827	$3.50
September 21, 2019 .........	20,300	$4.50
September 23, 2019 .........	7,746	$3.50
September 23, 2019 .........	20,000	$4.50
October 15, 2019 .............	833	N/AC1 l
November 6, 2019 ...........	3,745	$ 3.50
November 18, 2019	28,571	$4.50
November 21, 2019 .........	40,000	$4.50
November 29, 2019 .........	8,470	$4.00
November 29, 2019 .........	2,340	$3.50
December 3, 2019 ...........	13,300	$4.50
December 9, 2019 ...........	1,050	$3.50
December 9, 2019 ...........	8,112	$4.00
December 18, 2019 ..........	2,916	$3.50
December 18, 2019 ..........	43,575	$4.50
December 20, 2019 ..........	4,557	$4.50
December 31, 2019 ..........	9,547	$3.50
January 7, 2020 ................	31,250	$5.00
January 16, 2020 ..............	10,600	$4.50
January 16, 2020 ..............	17,500	$3.50
January 16, 2020 ..............	4,166	N/ACI)
January 24, 2020 ..............	380,210	$ 5.81
January 28, 2020 ..............	3,416	$3.50
January 28, 2020 ..............	8,500	$4.50
January 31, 2020 ..............	10,000	$5.00
February 3, 2020 ..............	14,869	$3.50
February 3, 2020 ..............	47,785	$4.50
February 3, 2020 ..............	833	N/ACI)
February 12, 2020 ............	12,250	$ 4. 50
February 12, 2020	26,288	$3.50
February 12, 2020 ............	5,870	$5.00
February 14, 2020 ............	10,695	$3.50
February 14, 2020 ............	750	$5.00
February 18, 2020 ............	3,125	$5.00
February 20, 2020 ............	50,000	$4.50
February 20, 2020 ............	22,500	$4.50
February 20, 2020 ............	11,330	$3.50
February 24, 2020.............	22,292	$3.50
February 26, 2020.............	4,500	$4.50
March 4, 2020 ..................	6,760	$3.50
March 4, 2020 ..................	7,500	$4.50
March 6, 2020 .....	2,857	$4.50
March 23, 2020 ................	540	$3.50

Notes:

(1) Issued pursuant to vesting of restricted share units of the Corporation.

Warrants to Purchase Common Shares	Number of Securities	Exercise Price Per Security
June 21, 2019 ...................	1,190	$5.00
June 21, 2019 ...................	4,200	$5.00
June 21, 2019 ...................	1,750	$5.00
June 21, 2019 ...................	1,470	$5.00

	Number of Securities	Exercise Price Per Security
June 21, 2019 ...................	350	$5.00
June 21, 2019 ...................	1,120	$5.00
June 21, 2019 ...................	3,500	$5.00
June 21, 2019 ...................	34,335	$5.00
June 21, 2019 ...................	910	$5.00
June 28, 2019 ...................	1,400	$5.00
June 28, 2019 ...................	2,800	$5.00
June 28, 2019 ...................	2,100	$5.00
June 28, 2019 ...................	3,920	$5.00
July 10, 2019 ....................	826	$5.00
	Principal Amount of	Conversion Price Per
	Securities	Security
Convertible Debentures
June 21, 2019 ...................	$16,659,000	$5.00
June 28, 2019 ...................	$1,740,000	$5.00
July 10, 2019 ...................	$5,108,500	$5.00
	Number of Securities	Exercise Price Per Security
Options Issued Pursuant
to the Equity Incentive
Plan
June 25, 2019 ...................	15,000	$3.50
June 27, 2019 ...................	200,000	$3.50
July 8, 2019 ......................	20,000	$3.80
July 19, 2019 ....................	204,800	$3.75
August 21, 2019................	25,000	$3.65
August 21, 2019................	7,500	$3.70
September 27, 2019..........	40,000	$4.15
October 24, 2019...............	112,500	$4.30
October 24, 2019...............	15,000	$4.00
October 24, 2019.........	15,000	$3.95
October 24, 2019...............	25,000	$3.90
March 31, 2020	10,000	$4.25
April 6, 2020.....................	25,000	$4.20
	Number of Securities	Exercise Price Per Security
Restricted Share Units
Issued Pursuant to the
Equity Incentive Plan April 30, 2019 ..................	5,000	NIA
October 24, 2019 ..............	137,500	NIA
March 27, 2020....	10,000	NIA
March 31, 2020.................	10,000	NIA
	Number of Securities	Exercise Price Per Security
Special Warrants January 14, 2020...............	2,875,000	NIA
January 23, 2020 ...	32,000	NIA
January 27, 2020 ..............	425,875	NIA

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This Prospectus Supplement qualifies the distribution of: (i) 3,666 ,162 Units (which includes the Additional Units), pursuant to the automatic exercise of the Special Warrants sold under the Offering; and (ii) Warrant Shares issuable from time to time, until January 14 , 2025 , on exercise of the Unit Warrants.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation , dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Unit Warrants

The following is a summary of the material attributes and characteristics of the Unit Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Indenture, which has been filed with the applicable Canadian securities regulatory authorities and is available under the Corporation's profile on SEDAR at www.sedar.com.

The Unit Warrants have been created and will be issued pursuant to the Warrant Indenture. Each Unit Warrant will entitle the holder thereof to purchase one Warrant Share at a price of$5.40 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on January 14, 2025, after which time the Unit Warrants will expire and be void and of no value. The Unit Warrants may be issued in uncertificated fonn. Any Unit Warrants issued in certificated form shall be evidenced by a warrant certificate in the form attached to the Warrant Indenture.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Unit Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including: (a) a subdivision, re-division or change in the outstanding Common Shares into a greater number of Common Shares, (b) any reduction, combination or consolidation of the outstanding Common Shares into a lesser number of Common Shares, and (c) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of the Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of warrants or any outstanding options).

The Warrant Indenture also provides for adjustment in the class and/or number of securities or other property issuable upon the exercise of the Unit Warrants and/or the exercise price per security upon the occurrence of the following additional events: (a) if there is a reclassification of the Common Shares or a capital reorganization of the Corporation, (b) a consolidation, amalgamation, arrangement, takeover or merger of the Corporation with or into any other body corporate, trust, partnership , limited liability company or other entity, or (c) a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership, limited liability company or other entity.

The Warrant Indenture also provides that, during the period in which the Unit Warrants are exercisable, the Corporation will give notice to the holders of Unit Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Unit Warrants and/or the number of Warrant Shares issuable upon exercise of the Unit Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such events. No adjustment of the exercise price per Warrant Share shall be required unless such adjustment would require an increase or decrease of at least 1% in the exercise price then in effect and no change in the number of Warrant Shares issuable upon exercise of the Unit Warrants shall be required unless such adjustment would require adjustment by at least one one-hundredth of a Common Share, as applicable. Any adjustments that are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

No fractional Warrant Shares are issuable upon the exercise of any Unit Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Unit Warrants will have no voting or pre-emptive rights, or any other rights of a holder of Common Shares.

The Warrant Indenture provides that, from time to time, the Corporation may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of Unit Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder of Unit Warrants. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Unit Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Unit Warrants at which there are holders of Unit Warrants present in person or represented by proxy representing of at least 10% of the aggregate number of Common Shares that could be acquired and passed by the affirmative votes of holders of Unit Warrants holding not less than 66 2/3% of the aggregate number of Common Shares that could acquired at the meeting; or (ii) adopted by an instrument in writing signed by the holders of Unit Warrants representing not less than 66 2/3% of the aggregate number of the then outstanding Unit Warrants.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSXV under the symbol "MCLD" and on the OTCQB under the symbol "MCLDF". The monthly high and low trading volumes and the monthly volume for the Common Shares on the TSXV for the 12-month period preceding the date of this Prospectus Supplement are as set out in the chart below:

	High($)	Low($)	Volume
April 2019(1)	4.60	3.90	6,438,720
May 2019	4.35	3.50	4,712,670
June 2019	3.95	3.45	2,910,970
July 2019	4.20	3.65	2,909,360
August 2019	4.20	3.50	4,088,660
September 2019	4.70	3.90	6,024,620
October 2019	4.50	3.85	2,686,990
November 2019	5.10	4.20	3,427,880
December 2019	4.95	3.95	1,805,150
January 2020	6.50	4.90	867,860
February 2020	6.48	5.05	586,252
March 2020	5.99	3.50	777,132
April 1 - April 28, 2020	4.50	3.95	363,331

Notes:

(1)   On April 24, 2019, trading of the Common Shares on the TSXV was temporaril y halted by Investment Industry Regulatory Organization of Canada, pending a news release by the Corporation. Trading of the Common Shares resumed on April 25, 2019.

PLAN OF DISTRIBUTION

Private Placement

In connection with the Offering, the Corporation issued the Special Warrants in the Qualifying Jurisdictions, on a private placement basis at the Offering Price per Special Warrant, which was determined by arm's length negotiation between the Corporation and the Lead Agent, on behalf of the Agents.

Pursuant to the Agency Agreement, the Corporation paid the Agents the Agents' Fee, equal to 7% of the gross proceeds from the sale of the Special Warrants under the Brokered Offering, being the aggregate amount of $805,000. The Corporation is responsible for reimbursing certain fees and expenses, including legal fees, incurred by the Agents in connection with the issuance and distribution of the Special Warrants. The Agents will receive no other fees in connection with the distribution of the Units, if any, under this Prospectus Supplement. Except as disclosed herein, no compensation was paid to any finder or agent in connection with the Offering.

The Corporation agreed to use its commercially reasonable efforts to complete the Qualification Event before four months and one day following the date of issuance of the Special Warrants. The Corporation further agreed that in the event that the Qualification Event was not completed before the Qualification Deadline, each unexercised Special Warrant would thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one (1) Unit). As the Qualification Event was not completed prior to the Qualification Deadline, each holder ofa Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants. This Prospectus Supplement qualifies the distribution of 1.1 Units upon the exercise or automatic exercise of the Special Warrants.

This Prospectus Supplement is being filed to qualify the distribution of the Units issuable upon the exercise or automatic exercise of the outstanding Special Warrants.

The Special Warrants issued under the Non-Brokered Offering were distributed directly by the Corporation and without the involvement of any of the Agents. In accordance with the Agency Agreement, only the Corporation shall be liable to the holders of Special Warrants (and any assignees thereof) in connection with the Non-Brokered Offering and the exercise or automatic exercise of those Special Warrants into Units or in connection with this Prospectus Supplement. Such holders of Special Warrants (and any assignees thereof) who acquired their Special Warrants under the Non-Brokered Offering shall have no recourse to or against any of the Agents, and the Agents shall not have any liability, in connection with the Non-Brokered Offering and the exercise or automatic exercise of those Special Warrants into Units or in connection with this Prospectus Supplement as it relates to such Special Warrants and such Units.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the U.S. or to, or for the account or benefit of, U.S. Persons. None of the Units, Unit Shares, Unit Warrants or Warrant Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state of the U.S. and may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Special Warrants may not be exercised by or on behalf of a U.S. Person or a person in the U.S. unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. Accordingly, the Unit Shares and Unit Warrants underlying the Units will bear appropriate legends evidencing the restrictions on the offering, sale and transfer of such securities.

The Unit Warrants may not be exercised by or on behalf of a U.S. Person or a person in the U.S. unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. Accordingly, the Warrant Shares issuable upon exercise of the Unit Warrants will bear appropriate legends evidencing the restrictions on the offering, sale and transfer of such securities.

Price Stabilization and Passive Market Making

Pursuant to policy statements of certain securities regulators, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements , and in connection with this distribution, the Agents may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Agents at any time. The Agents may carry out these transactions on the TSXV or the OTCQB, in the over-the-counter market or otherwise.

General Terms of the Agency Agreement

Under applicable securities laws in Canada, certain persons and individuals, including the Corporation and the Agents, have statutory liability for any misrepresentation in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated herein and therein by reference, subject to available defences. The Corporation has agreed to indemnify the Agents and its affiliates, d irectors, officers, employees and partners against certain liabilities including, without restriction, civil liabilities under applicable securities legislation in Canada, and to contribute to any payments that the Agents may be required to make in respect thereof.

Standstill and Lock-Up Arrangements

In connection with the Brokered Offering, each of the directors and executive officers of the Corporation entered into lock-up agreements with the Agents evidencing their agreement not to offer, sell or resell any Common Shares or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares held by them or agree to or announce any such offer or sale until May 13, 2020, subject to certain limited exceptions.

In connection with the Brokered Offering, the Corporation agreed not to, directly or indirectly, offer, issue , sell, grant, sec ure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction , or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation, without the prior written consent of the Lead Agent (such consent not to be unreasonably withheld), for a period of 120 days following the closing date of the Brokered Offering, other than in conjunction with:

(i)	the grant of stock options and other similar issuances pursuant to the stock option plan of the Corporation and other share compensation arrangements , provided such options and other similar securities are granted or issued with an exercise price not less than the Offering Price; (ii) the exercise of warrants or stock options outstanding as of August 21, 2019; (iii) the issuance of securities in connection with property or share acquisitions in the normal course of business; or (iv) the Non-Brokered Offering.

Pricing of the Offering

The Offering Price of the Special Warrants was determined based upon arm's length negotiation between the Corporation and the Lead Agent. Among the factors considered in determining the Offering Price were the following:

•	the market price of the Common Shares;

•	prevailing market conditions;

•	historical performance and capital structure of the Corporation;

•	estimates of the business potential and earnings prospects of the Corporation;

•	availability of comparable investments;

•	an overall assessment of management of the Corporation; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Stock Exchange Listing

The Unit Shares are listed on the TSXV and the Warrant Shares will, as and when issued, be listed on the TSXV. The Corporation has applied to list the Unit Warrants on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV. There is currently no market through which the Unit Warrants may be sold. See "Risk Factors" in this Prospectus Supplement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Owens Wright LLP, counsel to the Corporation, and DLA Piper (Canada) LLP, counsel to the Agents, based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") in force as of the date hereof, the Unit Shares, Unit Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as "Registered Plans") and a deferred profit sharing plan ("DPSP"), provided that:

(a)	in the case of Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares (as applicable) are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSXV) or the Corporation otherwise qualifies as a "public corporation" (as defined in the Tax Act); and

(b)	in the case of the Unit Warrants, the Warrant Shares are qualified investments as described in (a) above and the Corporation is not, and deals at arm's length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the "Controlling Individual") will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Unit Warrants held in the Registered Plan if such securities are a "prohibited investment" for the particular Registered Plan. A Unit Share, Warrant Share or Unit Warrant generally will be a "prohibited investment" for a Registered Plan if the Controlling Individual does not deal at arm's length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. A Unit Share or Warrant Share will not be a "prohibited investment" if it is "excluded property" (as defined in subsection 207.01(1) of the Tax Act).

Purchasers who intend to hold Unit Shares, Unit Warrants or Warrant Shares through a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Owens Wright LLP, counsel to the Corporation, and DLA Piper (Canada) LLP, counsel to the Agents, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who, as beneficial owner, acquires Unit Shares and Unit Warrants upon the deemed exercise of the Special Warrants and who at all relevant times for purposes of the Tax Act holds the Unit Shares and Unit Warrants, and any Warrant Shares received on the exercise of Unit Warrants, as capital property, deals at arm's length with the Corporation and the Agents, and is not affiliated with the Corporation or the Agents (a "Holder"). For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. Generally, the Common Shares and Unit Warrants will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading in or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is not applicable to: (a) a Holder that is a "financial institution", as defined in the Tax Act for purposes of the mark to-market rules, (b) a Holder an interest in which would be a "tax shelter investment" as defined in the Tax Act, (c) a Holder that is a "specified financial institution" as defined in the Tax Act, or (d) a Holder which has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. This summary does not apply to a Holder who has entered or will enter into a "derivative forward agreement" or a "dividend rental arrangement" under the Tax Act with respect to the Common Shares or Unit Warrants (as applicable). This summary does not address the possible application of the "foreign affiliate dumping" rules that may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm's length with a corporation resident in Canada that is, or that becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Unit Shares, controlled by a non-resident corporation, individual, trust or a group of any combination of non-resident individuals , trusts, and/or corporations who do not deal with each other at ann's length for purposes of the rules in section 212.3 of the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act (including the regulations thereunder), all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date of this Prospectus Supplement, the current published administrative policies and assessing practices of the Canada Revenue Agency and the Canada - United States Tax Convention (1980), as amended (the "Treaty"). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any provincial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder is made. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Special Warrants. Accordingly, Holders and prospective Holders should consult their own tax advisors with respect to an investment in the Offering having regard to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares and Unit Warrants (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Allocation of Cost

The total purchase price ofa Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Unit Warrant to determine the cost of each to the Holder for purposes of the Tax Act. The Corporation's allocation of purchase price for its purposes is not binding on the Canada Revenue Agency or the Holder. Counsel to each of the Corporation and the Agents express no opinion with respect to the Corporation's proposed allocation. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost of the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise ofa Unit Warrant to acquire a Warrant Share. When a Unit Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be the aggregate of the Holder's adjusted cost base of such Unit Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a "Resident Holder"). Resident Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to the Unit Warrants. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

Expiry of Warrants

In the event of the expiry of an unexercised Unit Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder's adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Dividends on Common Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Corporation, any such dividend will be treated as an "eligible dividend" for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Corporation's ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation's income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dispositions of Common Shares and Unit Warrants

Upon a disposition or deemed disposition of a Common Share or Unit Warrant (other than upon an exercise or expiry of a Unit Warrant), a capital gain (or loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of a Common Share or Unit Warrant to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder ofa Common Share or Unit Warrant, as applicable , with the adjusted cost base of all other Common Shares or Unit Warrants, as applicable, held by the Resident Holder as capital property. Such capital gain (or capital loss) will be subject to the treatment described below under "Holders Resident in Canada -Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

One-half of a capital gain (a "taxable capital gain") must be included in a Resident Holder's income. One-half of a capital loss (an "allowable capital loss") will generally be deductible by a Resident Holder against taxable capital gains realized in that year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized on the sale of shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares (or shares substituted for such shares). Analogous rules apply to a partnership or certain trusts of which a corporation is a member or beneficiary. Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder's circumstances. A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including an amount in respect of a taxable capital gain arising from the disposition of Common Shares or Unit Warrants.

Holders Not Resident in Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, the Common Shares or Unit Warrants in the course of carrying on a business in Canada (a "Non-Resident Holder"). This section does not apply to an insurer who carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Expiry of Warrants

In the event of the expiry of an unexercised Unit Warrant, a Non-Resident Holder generally will realize a capital loss equal to the Non-Resident Holder's adjusted cost base of such Unit Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under "Holders Not Resident in Canada - Taxation of Capital Gains and Capital Losses".

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Common Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Corporation will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder's account.

Dispositions of Common Shares and Unit Warrants

A Non-Resident Holder who disposes of or is deemed to have disposed of a Common Share or Unit Warrant will not be subject to income tax under the Tax Act unless the Common Share or Unit Warrant is, or is deemed to be, "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non- Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country ofresidence of the Non-Resident Holder.

Generally, provided that the Common Shares are, at the time of disposition, listed on a "designated stock exchange" (which currently includes the TSXV), the Common Shares and Unit Warrants will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were met: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by one or any combination of (a) the Non-Resident Holder, (b) one or more persons with whom the Non-Resident Holder did not deal at arm's length (for the purposes of the Tax Act), and (c) one or more partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) Canadian resource property (as defined in the Tax Act), (c) timber resource property (as defined in the Tax Act) or (d) options in respect of, or interests in any of, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, the Common Shares or Unit Warrants may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Non-Resident Holders for whom the Common Shares or Unit Warrants are, or may be, taxable Canadian property should consult their own tax advisors.

In the event that a Common Share or Unit Warrant constitutes taxable Canadian property ofa Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" will generally apply to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisor in this regard.

RISK FACTORS

The Units are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Units should consider carefully the information set out in the Shelf Prospectus and this Prospectus Supplement and the risks incorporated by reference in the Shelf Prospectus and this Prospectus Supplement, including those risks identified and discussed under the heading "Risk Factors" in the AIF and in the Shelf Prospectus, which are incorporated by reference herein. These risks are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of these risks actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider these risks and the other infonnation elsewhere in this Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

A positive return on securities is not guaranteed.

There is no guarantee that the Units will earn any positive return in the short term or long term. A holding of Units is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Units is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Corporation has broad discretion to use the net proceeds.

The Corporation intends to use the net proceeds raised under this Prospectus Supplement to achieve its stated business objectives as set forth under "Use of Proceeds" under this Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of the Offering. Management may use the remaining proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under "Use of Proceeds", or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation's business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.

The Corporation may sell or issue additional Common Shares or other Securities resulting in dilution.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV may decrease due to the additional amount of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation's Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation's Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the OTCQB, or achieve listing on any other public listing exchange.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation's quarterly results of operations;
•	recommendations by securities research analysts;
•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;
•	addition or departure of the Corporation's executive officers and other key personnel;
•	release or expiration of transfer restrictions on outstanding Common Shares;
•	sales or perceived sales of additional Common Shares;
•	operating and financial performance that vary from the expectations of management, securities analysts and investors;
•	regulatory changes affecting the Corporation's industry generally and its business and operations;
•	announcements of developments and other material events by the Corporation or its competitors;
•	fluctuations to the costs of vital production materials and services;
•	changes in global financial markets and global economies and general market conditions , such as interest rates and price volatility;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;
•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Negative Cash Flow from Operations.

The Corporation's cash and cash equivalents as at March 31, 2020 was approximately US$3,248,533. As at March 31, 2020, the Corporation's working capital was approximately US$3,165,068. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities.

Breach of Covenant in Term Loan Facility.

Pursuant to a term loan facility with Fiera Private Debt Fund VI LP (formerly known as Integrated Private Debt Fund VI LP) ("Fiera") in the amount of $13,000,000, executed on August 7, 2019, a subsidiary of the Corporation, Autopro Automation Consultants Ltd., is currently in breach of certain financial covenants as disclosed in Note 15(d) of the Interim Financial Statements incorporated by reference herein. The Corporation is a guarantor under the term loan facility and the loan is secured against the assets of the Corporation and Autopro Automation Consultants Ltd. The Corporation and Autopro Automation Consultants Ltd. have obtained a waiver for such breach, which applies for the calendar quarter ended December 31, 2019.

Sufficiency of Capital.

Should the Corporation's costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force Majeure Events- COVID 19.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation's products as well as the Corporation's ability to collect outstanding receivables from its customers. It is possible that the Corporation may be required to temporarily close one or more of its facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation's financial results and operations is uncertain. It is possible, however, that the Corporation's business operations and financial performance in 2020 and beyond may be materially adversely affected by this global pandemic.

No Market For Unit Warrants

There is currently no market through which the Unit Warrants may be sold. The Corporation has applied to list the Unit Warrants on the TSXV; however, listing will be subject to the Corporation fulfilling all of the requirements of the TSXV. As a consequence , holders of Unit Warrants may not be able to resell their Unit Warrants acquired in this Prospectus Supplement. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of these securities. There can be no assurance that an active trading market for the Unit Warrants will develop, or, if developed, that any such market will be sustained.

INTERESTS OF EXPERTS

The Annual Financial Statements included in this Prospectus Supplement have been audited by the Corporation's former auditor, MNP LLP, located at 1500, 640 - 5th Avenue SW Calgary, AB T2P 3G4. MNP LLP is independent of the Corporation within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of Alberta.

PricewaterhouseCoopers LLP, located at 250 Howe Street, Suite 1400, Vancouver, British Columbia, V6C 3S7, is the former auditor of Autopro Automation Consultants Ltd. and reported on Autopro Automation Consultants Ltd.'s audited financial statements for the year ended July 31, 2018, which are attached to the Autopro BAR filed on SEDAR. PricewaterhouseCoopers LLP is independent of Autopro Automation Consultants Ltd. within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3, are independent of the Corporation in accordance with the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar in respect of the Common Shares and the Warrant Agent in respect of the Unit Warrants is AST Trust Company (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3Xl.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus Supplement will be passed upon on our behalf by Owens Wright LLP, and on behalf of the Agents by DLA Piper (Canada) LLP with respect to matters of Canadian law. The partners and associates of Owens Wright LLP and DLA Piper (Canada) LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

PROMOTERS

Russel McMeekin, Michael A. Sicuro and Costantino Lanza may be considered promoters of the Corporation, as they have taken the initiative in reorganizing and financing the business of the Corporation pursuant to the Transaction. Other than as disclosed in this Prospectus Supplement, the Shelf Prospectus, the AIF, or the 2019 Circular, each of which can be found on the Corporation's profile on SEDAR at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Russel McMeekin, Michael A. Sicuro, or Costantino Lanza, directly or indirectly, from the Corporation or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Corporation or any subsidiary thereof in return. Except as disclosed in this Prospectus Supplement, the Shelf Prospectus, the AIF, or the 2019 Circular, no asset has been acquired within the Corporation's two most recently completed financial years or during the Corporation's current financial year, or is to be acquired by the Corporation or any subsidiary, from Russel McMeekin, Michael A. Sicuro or Costantino Lanza for valuable consideration.

Other than as disclosed in the AIF, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation , and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

None of Russel McMeekin, Michael A Sicuro, or Costantino Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity , or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of Russel McMeekin, Michael A Sicuro, or Costantino Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

None of Russel McMeekin, Michael A Sicuro, or Costantino Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, none of Russel McMeekin, Michael A Sicuro, or Costantino Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. Russel McMeekin beneficially owns, controls or directs, 560,990 Common Shares, representing 3.4% of the issued and outstanding Common Shares, Michael A Sicuro beneficially owns, controls or directs, 547,990 Common Shares, representing 3.3% of the issued and outstanding Common Shares and Costantino Lanza beneficially owns, controls or directs, 535,990 C01mnon Shares, representing 3.3% of the issued and outstanding Common Shares.

STATUTORY RIGHT OF RESCISSION

Securities legislation in the Qualifying Jurisdictions provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus supplement and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus supplement and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of warrants (including the Unit Warrants comprised in the Units), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus supplement is limited, in certain provincial securities legislation, to the price at which the Unit Warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the Unit Warrant, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

Purchaser's Contractual Rights

The Corporation has granted to each holder ofa Special Warrant a contractual right ofrescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires another security of the Corporation on exercise of the Special Warrant as provided for in the Prospectus Supplement is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of the Shelf Prospectus or the Prospectus Supplement or an amendment to the Shelf Prospectus or Prospectus Supplement containing a misrepresentation, (a) the holder is entitled to rescission ofboth the holder's exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired, (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the underwriter or issuer , as the case may be, on the acquisition of the Special Warrant, and (c)       if the holder is a permitted assignee of the interest of the original special warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber. The provisions hereof are in addition to any other right or remedy available to a purchaser of the Special Warrants under section 130 of the Securities Act (Ontario), and equivalent provisions of the securities legislation of the other Qualifying Jurisdictions, or otherwise at law.

CERTIFICATE OF THE CORPORATION

Date: April 29, 2020

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces and territories of Alberta, British Columbia, Newfoundland and Labrador, Ontario, Saskatchewan, Quebec, Nunavut, and Prince Edward Island.

By: (Signed) Russel McMeekin Chief Executive Officer	By: (Signed) Chantal Schutz Chief Financial Officer

On Behalfofthe Board of Directors:

By: (Signed) Michael A. Sicuro Director	By: (Signed) Costantino Lanza Director

CERTIFICATE OF THE PROMOTERS

Date: April 29, 2020

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces and territories of Alberta, British Columbia, Newfoundland and Labrador, Ontario, Saskatchewan, Quebec, Nunavut, and Prince Edward Island.

By: (Signed) Russel McMeekin Promoter	By: (Signed) Michael A. Sicuro Promoter

By: (Signed) Costantino Lanza

Promoter

CERTIFICATE OF THE AGENTS

Dated: April 29, 2020

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the provinces and territories of Alberta, British Columbia, Newfoundland and Labrador, Ontario, Saskatchewan, Quebec, Nunavut, and Prince Edward Island.

RAYMOND JAMES LTD.

By: (signed) "Jimmy Leung,

Managing Director"

PARADIGM CAPITAL INC.

By: (signed) "Barry Richards,

Managing Director"